Exhibit (m.2)

RULE 12b-1 AGREEMENT

This Agreement is made between the institution executing this Agreement (the “Administrator”) and Grand Distribution Services, LLC (the “Distributor”) for the mutual funds (referred to individually as the “Fund” and collectively as the “Funds”) for which the Distributor serves as distributor of shares of beneficial interest or capital stock (“Shares”) and which have adopted a Rule l2b-1 Plan (“Plan”) and approved this form of agreement pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Act”). In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

1. The Distributor hereby appoints the Administrator to render or cause to be rendered sales and/or administrative support services to the Funds and their shareholders.

2. The services to be provided under Paragraph 1 may include, but are not limited to, the following:

(a)	communicating account openings through computer terminals located on the Administrator’s premises (“computer terminals”), through a toll-free telephone number or otherwise;

(b)	communicating account closings via the computer terminals, through a toll-free telephone number or otherwise;

(c)	entering purchase transactions through the computer terminals, through a toll-free telephone number or otherwise;

(d)	entering redemption transactions through the computer terminals, through a toll-free telephone number or otherwise;

(e)	electronically transferring and receiving funds for Fund Share purchases and redemptions, and confirming and reconciling all such transactions;

(f)	reviewing the activity in Fund accounts;

(g)	providing training and supervision of its personnel;

(h)	maintaining and distributing current copies of prospectuses and shareholder reports;

(i)	advertising the availability of its services and products;

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(j)	providing assistance and review in designing materials to send to customers and potential customers and developing methods of making such materials accessible to customers and potential customers; and

(k)	responding to customers’ and potential customers’ questions about the Funds.

The services listed above are illustrative. The Administrator is not required to perform each service and may at any time perform either more or fewer services than described above.

3. During the term of this Agreement, the Distributor will pay the Administrator fees for each Fund as set forth in a written schedule delivered to the Administrator pursuant to this Agreement. The Distributor’s fee schedule for the Administrator may be changed by the Distributor sending a new fee schedule to the Administrator pursuant to Paragraph 12 of this Agreement. For the payment period in which this Agreement becomes effective or terminates, there shall be an appropriate proration of the fee on the basis of the number of days that the Agreement is in effect during the quarter.

4. The Administrator will not perform or provide any duties which would cause it to be a fiduciary under Section 4975 of the Internal Revenue Code. For purposes of that Section, the Administrator understands that any person who exercises any discretionary authority or discretionary control with respect to any individual retirement account or its assets, or who renders investment advice for a fee, or has any authority or responsibility to do so, or has any discretionary authority or discretionary responsibility in the administration of such an account, is a fiduciary.

5. The Administrator understands that the Department of Labor views ERISA as prohibiting fiduciaries of discretionary ERISA assets from receiving administrative service fees or other compensation from funds in which the fiduciary’s discretionary ERISA assets are invested. To date, the Department of Labor has not issued any exemptive order or advisory opinion that would exempt fiduciaries from this interpretation. Without specific authorization from the Department of Labor, fiduciaries should carefully avoid investing discretionary assets in any fund pursuant to an arrangement where the fiduciary is to be compensated by the fund for such investment. Receipt of such compensation could violate ERISA provisions against fiduciary self-dealing and conflict of interest and could subject the fiduciary to substantial penalties.

6. The Administrator agrees not to solicit or cause to be solicited directly, or indirectly at any time in the future, any proxies from the shareholders of any or all of the Funds in opposition to proxies solicited by management of the Funds, unless a court of competent jurisdiction shall have determined that the conduct of a majority of the Board of Directors of the Funds constitutes willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. This Paragraph 6 will survive the term of this Agreement.

7. With respect to each Fund, this Agreement shall continue in effect for one year from the date of its execution, and thereafter for successive periods of one year if the form of this Agreement is approved at least annually by the Directors of the Fund, including a majority of the members of the Board of Directors of the Fund who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the Fund’s Plan or in any related documents to the Plan (“Disinterested Directors”), cast in person at a meeting called for that purpose.

8. Notwithstanding Paragraph 7, this Agreement may be terminated as follows:

(a)	at any time, without the payment of any penalty, by the vote of a majority of the Disinterested Directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund as defined in the Act on not more than sixty (60) days’ written notice to the parties to this Agreement;

(b)	automatically in the event of the Agreement’s assignment as defined in the Act or upon the termination of the Distribution Agreement between the Funds, the Funds’ administrator and the Distributor; and

(c)	by either party to the Agreement without cause by giving the other party at least sixty (60) days’ written notice of its intention to terminate.

9. The termination of this Agreement with respect to any one Fund will not cause the Agreement’s termination with respect to any other Fund.

10. The Administrator agrees to obtain any taxpayer identification number certification from its customers required under Section 3406 of the Internal Revenue Code, and any applicable Treasury regulations, and to provide the Distributor or its designee with timely written notice of any failure to obtain such taxpayer identification number certification in order to enable the implementation of any required backup withholding.

11. This Agreement supersedes any prior service agreements between the parties for the Funds.

12. This Agreement may be amended by the Distributor from time to time by the following procedure. The Distributor will mail a copy of the amendment to the Administrator’s address, as shown below. If the Administrator does not object to the amendment within thirty (30) days after its receipt, the amendment will become part of the Agreement. The Administrator’s objection must be in writing and be received by the Distributor within such thirty days.

13. This Agreement shall be construed in accordance with the Laws of the State of Wisconsin.

[Administrator]

Address

City	State Zip Code

By:

Dated:

Title

Print Name of Authorized Signature

Grand Distribution Services, LLC
803 West Michigan Street, Suite A
Milwaukee, Wisconsin 53233

By:

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